Exhibit 99.1

GDS to Report Fourth Quarter and Full Year 2023 Financial Results Before the Open of the U.S. Market on March 26, 2024

SHANGHAI, China, March 13, 2024 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced that it will report its fourth quarter and full year 2023 unaudited financial results after the close of the Hong Kong market and before the open of the U.S. market on March 26, 2024.

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, March 26, 2024 (8:00 PM Hong Kong Time on the same day).

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIf6b9ea1aff6f4303b82b564d211cf1f3

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited
Laura Chen
Phone: +86 (21) 2029-2203
Email: ir@gds-services.com

Piacente Financial Communications
Ross Warner
Phone: +86 (10) 6508-0677
Email: GDS@tpg-ir.com

Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com

GDS Holdings Limited